Aditxt, Inc.

737 N. Fifth Street, Suite 200

Richmond, VA 23219

(650) 870-1200

September 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards
Joe McCann

Re:	Aditxt, Inc.
Registration Statement on Form S-1
File No. 333-266183

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aditxt, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Time, on Thursday, September 15, 2022, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

ADITXT, INC.

By:	/s/ Amro Albanna
Name:	Amro Albanna
Title:	Chief Executive Officer